

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Riaan Davel
Chief Financial Officer
DRDGOLD LIMITED
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
South Africa

>   **Re: DRDGOLD LIMITED**
>   **Form 20-F for the Fiscal Year ended June 30, 2022**
>   **Filed October 28, 2022**
>   **File No. 001-35387**

Dear Riaan Davel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2022

Item 19 - Exhibits
Exhibit 96.1 Technical Report Summary and Certification - FWGR, page 3

1.   We note that disclosures under Economic Assessment, on pages 117 and 119 of the Technical Report Summary, include graphs illustrating gold sales quantities and life-of-mine cash flows although without distinct numerical or line item details.

Please discuss this observation with the qualified persons and arrange to obtain and file a revised Technical Report Summary that includes the entire discounted cash flow analysis, including annual cash flow forecasts based on an annual production schedule for the life of project, to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

2. We note that disclosures under Reliance on Information Provided by the Registrant, on page 136 of the Technical Report Summary, include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.

For example, in the last two bullet points of this section, the qualified persons indicate there has been reliance with regard to certain cost estimates and technical evaluations provided by FWGR or its consultants or associates.

Please discuss this observation with the qualified persons and arrange to obtain and file a revised Technical Report Summary that is consistent with the requirements in Item 1302(f)(2) of Regulation S-K.

We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman, Mining Engineer, as (202) 551-3610, with any questions regarding the mineral property disclosures. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation